UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER RELEASES SECOND QUARTER 2011 RESULTS

HIGHLIGHTS:

•	During the 2nd quarter of 2011 (2Q11) Embraer delivered 25 jets to the commercial aviation market and 23 to the executive aviation market (20 light jets and 3 large jets);

•	2Q11 Revenues reached US$ 1,358.6 million, and Gross margin grew from 20.2% in 2Q10 to 22.4% in 2Q11;

•

2Q11 EBIT[1] and EBITDA[2] margin reached 7.8% and 11.3%, respectively, in line with the Company’s guidance, for an accumulated EBIT and EBITDA margin of 8.3% and 12.8%, respectively, for the first half of 2011;

•	2Q11 Net income attributable to Embraer and Earnings per ADS-basic totaled US$ 96.4 million and US$ 0.5328, respectively, compared to US$ 57.4 million and US$ 0.3173 in 2Q10;

•

Continuous improvement seen in the commercial aviation market, resulting in year to date sales of 62 new E-Jets and signed agreements for an additional 42 E-Jets, which are expected to be added to the Company’s backlog over the course of the following months.

MAIN FINANCIAL INDICATORS:

	in million of U.S dollars, except % and per share data
IFRS	1Q11	2Q10	2Q11	YTD11
Revenues	1,055.7	1,357.9	1,358.6	2,414.3
EBIT	94.3	121.9	105.6	199.9
EBIT Margin %	8.9%	9.0%	7.8%	8.3%
EBITDA	156.3	166.1	153.1	309.4
EBITDA Margin %	14.8%	12.2%	11.3%	12.8%
Net income attributable to Embraer Shareholders	105.1	57.4	96.4	201.5
Earnings per share - ADS basic (US$)	0.5810	0.3173	0.5328	1.1138
Net Cash	504.9	652.4	406.3	406.3

GUIDANCE REVISION

•	The Company is revising its 2011 Revenue Guidance from US$ 5.6 billion to US$ 5.8 billion;

•	As a consequence, 2011 EBIT and EBIT margin Guidance are also being revised from US$ 420 million and 7.5% to US$ 465 million and 8%, respectively;

•	EBITDA and EBITDA margin projections are also being revised to US$ 700 million and 12%, respectively;

•	The Company is also revising its Development investment outlook from US$ 210 million to US$ 160 million.

[1]	EBIT is a non-GAAP measure and is equal to the operational profit before financial income (expenses) as presented in Embraer’s Income Statement and EBIT margin is equal to EBIT divided by Revenues.
[2]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 10.

São José dos Campos, July 29, 2011 - (BM&FBOVESPA: EMBR3, NYSE: ERJ) The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2010 (2Q10), March 31, 2011 (1Q11) and June 30, 2011 (2Q11), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

Embraer delivered a total of 25 commercial and 23 executive aircraft in 2Q11 (20 light jets and 3 large jets), for an accumulated total of 45 commercial and 31 executive aircraft delivered during the first half of 2011 (1H11) (26 light jets and 5 large jets). As a result, Revenues for 1H11 totaled US$ 2,414.3 million. Considering the above, we believe Embraer is on track to meet its 2011 projected deliveries and Revenue guidance. The mix of revenues and products of the first two quarters of 2011, in addition to the Company’s ongoing efforts to improve productivity and efficiency, positively impacted operational results. In this line, Embraer’s 1H11 Gross profit margin reached 23.2%.

EBIT

2Q11 EBIT and EBIT margin were US$ 105.6 million and 7.8%, respectively. For 1H11, the accumulated Operating income margin was 8.3%, which is above the Company’s revised guidance of 8%. Research expenses totaled US$ 19.1 million for 2Q11, which coupled with the US$ 19.3 million Research expense from 1Q11, total US$ 38.4 million for 1H11, consistent with the Company’s outlook of US$ 90 million for the year. 1H11 Selling expenses reached US$ 202.8 million compared to the US$ 177.9 million in the first half of 2010 (1H10). This increase in Selling expenses comes mainly as a result of an increase in marketing and sales activities. Administrative expenses for 2Q11 reached US$ 64.4 million and were higher when compared to the US$ 51 million for 2Q10. It is important to mention that a portion of the operating expenses are Real denominated and the 11% appreciation of the average Real to the US dollar exchange rate from 2Q10 to 2Q11 negatively impacted those expenses. Also worth noting is the Company’s ability to increase productivity and efficiency, which have resulted in higher Gross margins, and allowed the Company to partially offset the increased costs coming from the appreciation of the Real and the increase in labor costs.

NET INCOME

Net income attributable to Embraer and Earnings per ADS-basic, for 2Q11, were US$ 96.4 million and US$ 0.5328, respectively. 2Q11 Net margin reached 7.1%, and was significantly higher when compared to the 4.2% achieved in 2Q10. The improvement in Net margin comes mainly from a reduction in the Company’s Income tax (expense), which posted an expense of US$ 32.3 million in 2Q11 compared to an expense of US$ 66.5 million in 2Q10. Such difference comes mainly as a result of the effect of the exchange rate, which impacted the Company’s taxable income and non-monetary assets, as well as the deductible expenses incurred during the period.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position for the period decreased by US$ 98.6 million, totaling US$ 406.3 million. Such decrease in Net cash comes mainly as a consequence of an increase in the Company’s Inventories, Trade accounts receivable and PP&E which were partially offset by an increase in Trade accounts payable. Coupled with these working capital requirements, the Company also used its cash to acquire an interest stake in Orbisat and Atech.

	in million of U.S.dollars
Balance Sheet Data	(1) 2Q10	(1) 1Q11	(1) 2Q11
Cash and cash equivalents	1,115.2	1,302.5	1,350.9
Financial assets	1,060.6	716.2	775.3
Total cash position	2,175.8	2,018.7	2,126.2
Loans short-term	329.4	152.8	217.7
Loans long-term	1,194.0	1,361.0	1,502.2
Total loans position	1,523.4	1,513.8	1,719.9

Net cash*	652.4	504.9	406.3

*	Net cash = Cash and cash equivalents + Finacial assets shor-term - Loans short-term and long-term
(1)	Derived from unaudited financial information.

Considering the above, Net cash generated by operating activities reached US$ 78.3 million in 2Q11 and helped offset a portion of the negative Free Cash flow3 for the period, which totaled US$ 37.6 million. Year to date, the Company has a negative Free cash flow of US$ 163.3 million, which is expected to be reverted during the course of the second half of the year as Inventories tend to decrease as deliveries are expected to recover, thereby meeting the delivery Guidance.

	in million of U.S.dollars
IFRS	2Q10	3Q10	4Q10	1Q11	2Q11	YTD11

Net cash generated by operating activities	343.4	89.8	578.1	62.1	78.3	140.6
Financial assets adjustment (1)	(57.3)	(92.1)	(287.5)	(47.9)	26.6	(21.3)
Other assets adjustment (2)	(14.4)	22.0	19.8	—	—	—
Additions to property, plant and equipment	(10.6)	(39.1)	(65.9)	(91.8)	(92.9)	(184.7)
Additions to intangible assets	(41.2)	(46.5)	(51.3)	(48.1)	(49.7)	(97.8)

Free cash flow	219.9	(65.9)	193.2	(125.7)	(37.7)	(163.2)

(1)	Financial assets is adjusted by the unrealized gain (losses) on Financial assets.
(2)	Other assets adjusted correspond mainly of court-mandated escrow deposit and short term marketable securities.

[3]

Free cash flow is a non-GAAP measure. The Company calculates Free cash flow taking into account mainly investments in PP&E, product development expenditures, which are recorded in Intangible assets, and changes in short-term investments (Financial Assets). It´s important to mention that Operating cash flow does not include the cash invested in product development. It includes changes in Financial assets which do not represent changes in the Company’s net cash position since additions or reductions in Financial Assets reflects changes in the maturity profile of the Company’s short-term investments and, as consequence, does not represent increases or decreases in the Company’s Free cash flow. Additionally, Operating cash flow includes changes in court-mandated escrow deposits, which in its essence is not operational cash and shall be disregarded for Free cash flow calculation purposes. Therefore, Embraer’s free cash flow is represented by the operating cash flow adjusted by Addition to property, plant and equipment (PP&E), Addition to intangible assets, Other assets and Financial assets. For more detailed information please refer to page 10.

Additions to PP&E totaled US$ 92.9 million in 2Q11. Total PP&E includes values related to spare parts pool programs, aircraft under lease or available for lease and CAPEX. Of total 2Q11 PP&E, CAPEX amounted to US$ 31.7 million, which coupled with the US$ 38.8 million CAPEX from 1Q11, total US$ 70.5 million for 1H11 in line with the Company’s US$ 200 million outlook for the year. The Company also added a total of US$ 97.8 million to Intangible assets through 1H11. As part of this addition to Intangible, the Company invested a total of US$ 82.6 million in product development, mainly for the Legacy 450 & 500 programs (US$ 33.1 million and US$ 49.5 for 1Q11 and 2Q11, respectively). This is consistent with the Company’s revised outlook of US$ 160 million for Development investments.

During 2Q11, the Company’s total debt increased to US$ 1,719.9 million, compared to US$ 1,513.8 million in 1Q11. Such increase comes as a result of an increase in both Short and Long-term loans which increased by US$ 64.9 million and US$ 141.2 million, respectively. This increase in the Company’s total debt comes as a result of the need for additional working capital and cash management to support the Company’s ongoing operations. Furthermore, as a consequence of such increase, the Company’s total cash position also increased to US$ 107.5 million.

Considering the Company’s current debt profile, the average loan maturity decreased to 5 years but is still in line with the Company’s business cycle. Furthermore, the cost of Dollar denominated loans remained stable and going from 5.6% to 5.5% p.a. and the cost of Real denominated loans increased from 4.3% to 6% p.a. The Adjusted EBITDA to financial expenses (gross) ratio decreased slightly, going from 7.59 in 1Q11, to 7.14 in 2Q11. As of 2Q11, 32.3% of total debt was denominated in Reais.

Embraer’s cash allocation strategy continues to be the most important tool to mitigate exchange rate risks. In other words, by balancing cash allocation in Reais and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposures. Of total cash in 2Q11, 51% was denominated in Reais. The Company’s financial strategy continues to positively contribute to the results of the financial activities and at the end of 1H11 such contribution totaled US$ 34.5 million.

OPERATIONAL BALANCE SHEET ACCOUNTS

	in million of U.S.dollars
Balance Sheet Data	(1) 2Q10	(1) 1Q11	(1) 2Q11
Trade accounts receivable	449.7	404.6	466.8
Customer and commercial financing	46.1	56.3	53.8
Inventories	2,370.5	2,560.5	2,696.6
Property, plant and equipment	1,137.7	1,258.0	1,336.1
Intangible	722.7	729.7	832.0
Trade accounts payable	754.0	906.5	1,036.5
Advances from customers	1,183.7	1,096.9	1,107.0
Total shareholders’ equity	2,931.9	3,197.6	3,257.5

(1)	Derived from unaudited financial information.

As the Company has been able to take advantage of some opportunities related to additional deliveries in commercial aviation and due to some planned 2Q11 deliveries that were postponed to the second half of 2011 (2H11), the Company expects a higher number of deliveries in the 2H11. In this line, Inventories increased by US$ 136.1 million and totaled US$ 2,696.6 million in 2Q11. Furthermore, Trade accounts receivable also increased to US$ 466.8 million, as a result of the normal cycle of the Company’s operating activities. On the other hand, Trade accounts payable grew to US$ 1,036.5 million and helped to partially offset the negative impact of the increase in Inventories and Trade accounts receivable on the Company’s working capital requirements. Advances from customers increased slightly and reached US$ 1,107 million.

Intangible increased US$ 102.3 million and reached US$ 832 million at the end of 2Q11. This increase is due to investments made in aircraft program development, mainly the Legacy 450 & 500, which totaled US$ 49.5 million in 2Q11. Furthermore, the acquisition of an interest stake in Orbisat and Atech also contributed to such increase in Intangible. Property, plant and equipment increased by US$ 78.1 million and reached US$ 1,336.1 million in 2Q11, as a result of the investments made in the Company’s operations located in Melbourne, Florida and Evora, Portugal, as well as the addition of certain trade-in aircraft supporting new aircraft sales activities and investments in spare parts to support the Company’s Pool program activities, which continue to expand as more customers join this program. As a result of the increase in PP&E, 2Q11 depreciation totaled US$ 24.7 million, out of which 45% is CAPEX related, with the remainder being associated with other PP&E items. Customer and commercial financing remained stable and totaled US$ 53.8 million in 2Q11.

SEGMENT RESULTS

2Q11 Revenues mix by segment varied when compared to 1Q11, as a result of a lower participation from the Commercial aviation and Defense and Security segments, which represented 65.3% and 14.8% of Revenues, respectively. This decrease was compensated by the higher participation from the Executive Aviation segment, which reached 18.1%. Others remained stable at 1.8%.

Net revenues by segment			(2)		(2)		(2)
	1Q11		2Q10		2Q11		YTD2011
	US$M	%	US$M	%	US$M	%	US$M	%
Commercial Aviation	751.8	71.2	915.2	67.4	887.6	65.3	1,639.4	67.9
- Commercial Aviation services	104.2		89.0		88.5		192.7
Defense and Security Business	169.3	16.0	213.9	15.8	200.5	14.8	369.8	15.3
- Defense and Security Business services	40.4		37.6		45.0		85.4
Executive Aviation	115.8	11.0	212.3	15.6	245.6	18.1	361.4	15.0
- Executive Aviation services	17.9		16.9		25.8		43.7
Others	18.8	1.8	16.5	1.2	24.9	1.8	43.7	1.8
Total	1,055.7	100.0	1,357.9	100.0	1,358.6	100.0	2,414.3	100.0

(2)	Derived from unaudited financial information.

COMMERCIAL AVIATION

During the first half of 2011, the Company delivered 45 commercial jets and sold 62 new E-Jets reaching a total of 1,003 firm orders and 742 deliveries. The air transport industry continued to expand in the second quarter and airlines continue to be very cautious on the capacity management to improve profitability (as per IATA projection nearly US$ 4 billion net profit for 2011). As Paulo Cesar de Souza e Silva, Embraer’s President of Commercial Aviation, said:” The 1,000 E-Jets order book milestone represents a remarkable market acceptance of the E-Jets family, which has been helping 60 airlines from 40 countries to improve their operations and financials”.

Deliveries	1Q11	2Q10	2Q11	YTD
Commercial Aviation	20	29	25	45
ERJ 145	—	2	2	2
EMBRAER 170	1	4	—	1
EMBRAER 175	2	3	1	3
EMBRAER 190	11	15	17	28
EMBRAER 195	6	5	5	11

Recent highlights of the 2Q11 related to the Commercial aviation segment include:

•	Embraer E-Jets order book reached 1,000 mark in seven year after first delivery;

•	In April, CDB Leasing Co. confirmed a second batch of ten EMBRAER 190s to be operated by China Southern.

During the Paris Air Show, in June, Embraer announced two customers’ new orders as well as the signature of other important agreements with additional customers:

•	Air Lease announced an order for five EMBRAER 175s (already included in the 1Q11 backlog as “undisclosed” customer) and 15 EMBRAER 190s (five orders reconfirmed and five options exercised);

•	Air Astana, from Kazakhstan, took two EMBRAER 190s;

•	Hebei, from China, pending final government approval, will take 10 EMBRAER 190s;

•	Sriwijaya, from Indonesia, signed an agreement for 20 EMBRAER 190s;

•	Kenya Airways signed an agreement for ten EMBRAER 190s;

•	GECAS also signed an agreement for two EMBRAER 190s.

In summary, through 1H11, Embraer has booked firm orders for 62 E-Jets and signed agreements for an additional 42 E-Jets, which are expected to be added to the Company’s backlog over the course of the following months, once contract negotiations are completed.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
ERJ 145 family	890	—	890	890	—
EMBRAER 170	190	32	222	182	8
EMBRAER 175	189	285	474	136	53
EMBRAER 190	519	305	824	349	170
EMBRAER 195	105	36	141	75	30
E-JETS Family	1.003	658	1.661	742	261

TOTAL	1.893	658	2.551	1.632	261

EXECUTIVE AVIATION

In 2Q11 Executive Aviation delivered a total of 20 light jets and 3 large jets.

Deliveries	1Q11	2Q10	2Q11	YTD11
Executive Aviation	8	40	23	31
Light jets	6	39	20	26
Large jets	2	1	3	5

While the executive jets market is showing early stages of recovery, Embraer was able to announce important sales in recent months. During the Annual European Business Aviation Convention & Exhibition, EBACE 2011, in May, Embraer and Comlux, The Aviation Group announced a contract for the acquisition of three Legacy 650 executive jets and in July, Embraer and Minsheng Financial Leasing Co., Ltd., a subsidiary of China Minsheng Banking Co., Ltd. signed a Memorandum of Understanding (MoU) to purchase up to 20 of Embraer’s full line of executive jets. They are expected to be fully converted into firm orders in up to five years and deliveries could commence as early as 2011. With this MoU, Embraer further consolidates its presence in China’s business aviation market, following the Company’s announcement in April 2011 of a cooperation with AVIC (Aviation Industry Corporation of China) to assemble business jets in China.

In April the Company delivered the 200th Phenom 100 jet to the U.S.-based Swift Aviation Group, Inc., of Phoenix, Arizona, and on June 10, the Embraer Executive Jets facility in Melbourne, Florida received the fuselage and wing parts of the first Phenom 100 to be assembled in the United States, reinforcing the Company’s target to deliver the first U.S.-assembled Phenom 100 before the end of 2011. The Company already has 65 employees in Melbourne,and is in the process of hiring more this year, keeping its promise to bring the products closer to the customers. July also saw the fuselage mating of the forward, mid and rear sections of the first Legacy 500.

Continuing its effort to better serve the market, Embraer also announced during the EBACE 2011 Trade Show relevant improvements in both its Customer Support structure and Authorized Sales Representatives networks in Europe, the Middle East and Africa regions. This referred mainly, to the addition of two new regional customer support and services managers in Dubai, United Arab Emirates (UAE) and in London, U.K., several new appointments of authorized service center (ASC) to the customer support network, as well as the nomination of the Barbedos Group Limited as the Company’s executive jets authorized sales representative (ASR) for West Africa encompassing Cameroon, Equatorial Guinea, Gabon, Ghana, Nigeria, and Senegal.

DEFENSE AND SECURITY

The Defense and Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities, training and light attack, intelligence, surveillance and reconnaissance systems, aircraft modernization, military transportation and command and control systems and services.

As for modernization programs, in 2Q11 two more F-5 BR were delivered to the Brazilian Air Force (FAB). These two units complete 42 deliveries of a total of 46 aircraft. The more recent contract signed to modernize 11 additional F-5 fighter jets are expected to have deliveries commencing in 2013.

The test campaigns of the AMX fighters are on-going and the maiden flight of the first modernized prototype is planned for 2012.

The A-4 aircraft modernization program is on-going and the modernization activities of the first two prototypes will begin in 2012.

India’s AEW program is also developing as contracted with work being performed on all three aircraft simultaneously on Embraer’s assembly line.

Also during 2Q11, one more Super Tucano aircraft was delivered to the Ecuadorian Air Force, completing the delivery of 18 aircraft to this client and bringing total deliveries of this aircraft type to 153.

Embraer’s sale of eight Super Tucano aircraft to the Indonesian Air Force is in effect. The Company was declared the winner of a bidding competition held by the Indonesian Ministry of Defense, in November 2010. Since then, several administrative phases have been completed, culminating in the final contract, which includes ground support stations and an integrated logistics package. Deliveries begin in 2012.

The KC-390 development program is also progressing on schedule with the production of the first prototype expected to start in 2013, followed by first flight in 2014. By the end of 2Q11, 60 purchase intentions for this aircraft had been signed. Following the selection of the first suppliers, other companies were also selected to equip the aircraft with their systems: Rockwell Collins will supply the Pro Line FusionTM avionics system; the environmental and cabin pressure control systems will be supplied by Liebherr Aerospace; Esterline Control Systems will supply the autothrottle system and Messier-Bugatti-Dowty was selected to supply the wheels, brakes, landing gear extension and retraction system, and nose wheel steering manifold. More recently, International Aero Engines AG (IAE) was selected to supply the V-2500-E5 engines, Goodrich Corporation was selected to supply the electro-hydrostatic actuators (EHA), electro-backup hydrostatic actuators (EBHA), actuator electronics, and electrical controls for the primary flight control system and BAE Systems was selected to provide hardware, embedded software, system design and integration support of the flight control electronics.

TOTAL BACKLOG

Embraer’s firm order backlog was reasonably stable at the end of 2Q11 and totaled US$ 15.8 billion. The following chart presents the Company’s backlog evolution through 2Q11.

2011 GUIDANCE REVISION

As previously mentioned, initial signs of a recovery in the Commercial aviation segment have been observed since the middle of 2010 and a recovery is well underway. Certain specific additional market opportunities have presented themselves during the first half of this year, particularly in the Commercial aviation and Defense and Security segments, and Embraer has been able to take advantage of some of these opportunities. Therefore the Company is revising its Revenue guidance to US$ 5.8 million for 2011. As a consequence of the additional revenue and the Company’s ability to leverage its operations and continue to improve its productivity, EBIT margin guidance is also being revised from 7.5% to 8%. Hence, the revised EBIT guidance is expected to reach US$ 465 million. Furthermore, the EBITDA margin projection is also being revised from 11% to 12%. Considering the Company’s ability to optimize its program Development investments and also anticipate certain risk sharing partner contributions to such investments, the Company is also revising its Development investment outlook from US$ 210 million to US$ 160 million for 2011. It is important to note that such reduction does not affect the development schedule of the respective programs, particularly the Legacy 450 & 500 aircraft.

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We consider Free cash flow as the operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not a financial measurement of the Company under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flows as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. It is not a financial measurement of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

	in million of U.S.dollars
Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 1Q11	(1) 2Q10	(1) 2Q11
Net Income Attributable to Embraer	411.3	298.3	450.3
Noncontrolling interest	13.4	18.1	11.4
Income tax (expense) income	10.1	5.4	(24.1)
Financial income (expense), net	(13.8)	(21.2)	(30.9)
Foreign exchange gain (loss), net	(6.0)	22.9	(8.0)
Depreciation and amortization	235.2	215.6	238.5
Adjusted EBITDA	650.2	539.1	637.2

(1)	Derived from unaudited financial information.
*	Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios - IFRS	(1) 1Q11	(1) 2Q10	(1) 2Q11
Total debt to Adjusted EBITDA (i)	2.33	2.83	2.70
Net cash to Adjusted EBITDA (ii)	0.78	1.21	0.64
Total debt to capitalization (iii)	0.32	0.34	0.35
LTM Adjusted EBITDA to financial expense (gross) (iv)	7.59	5.05	7.14
LTM Adjusted EBITDA (v)	650.2	539.1	637.2
LTM Interest and commissions on loans (vi)	85.7	106.7	89.2

(1)	Derived from unaudited financial information.
(i)	Total debt represents short and long-term loans and financing.
(ii)	Net cash represents cash and cash equivalents, plus financial assets, minus short and long-term loans and financing.
(iii)	Total capitalization represents short and long-term loans and financing, plus shareholders equity.
(iv)	Interest expense (gross) includes only interest and commissions on loans.
(v)	The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.
(vi)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net account presented in the Company’s consolidated Income Statement

IFRS	EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME (in millions of U.S. dollars, except earnings per share)

	Three months ended on		Six months ended on
	(1)		(1)
	30 Jun, 2010	30 Jun, 2011	30 Jun, 2010	30 Jun, 2011

REVENUE	1,357.9	1,358.6	2,349.9	2,414.3

Cost of sales and services	(1,083.5)	(1,053.8)	(1,868.9)	(1,853.1)

Gross profit	274.4	304.8	481.0	561.2

OPERATING INCOME ( EXPENSE )
Administrative	(51.0)	(64.4)	(86.1)	(121.6)
Selling	(91.8)	(108.8)	(177.9)	(202.8)
Research	(14.3)	(19.1)	(29.0)	(38.4)
Other operating (expense) income, net	4.6	(6.9)	4.9	1.5

OPERATING PROFIT BEFORE FINANCIAL INCOME (EXPENSE)	121.9	105.6	192.9	199.9

Financial income (expense), net	(1.3)	15.8	8.6	21.9
Foreign exchange gain (loss), net	7.3	9.3	3.4	12.6

PROFIT BEFORE TAXES ON INCOME	127.9	130.7	204.9	234.4

Income tax (expense) income	(66.5)	(32.3)	(116.5)	(29.7)

NET INCOME	61.4	98.4	88.4	204.7

Attributable to:
Owners of Embraer	57.4	96.4	81.4	201.5
Noncontrolling interest	4.0	2.0	7.0	3.2

Weighted average number of shares (in thousands)

Basic	723.7	723.7	723.7	723.7
Diluted	723.7	724.4	723.7	725.5

Earnings per share

Basic	0.0793	0.1332	0.1125	0.2784
Diluted	0.0793	0.1331	0.1125	0.2777

Earnings per share - ADS basic (US$)	0.3173	0.5328	0.4499	1.1138

Earnings per share - ADS diluted (US$)	0.3173	0.5323	0.4499	1.1109

(1)	Derived from unaudited financial information.

IFRS	EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in million of U.S. dollars)

	Three months ended on		Six months ended on
	(1)		(1)
	30 Jun, 2010	30 Jun, 2011	30 Jun, 2010	30 Jun, 2011
Operating activities
Net income	61.4	98.4	88.4	204.7
Items not affecting cash and cash equivalents
Depreciation	12.9	24.7	39.7	59.7
Amortization	31.3	22.9	50.5	49.8
Allowance (reversal) for inventory obsolescence	9.3	(3.5)	15.4	6.5
Deferred income tax and social contribution	55.1	23.7	101.3	9.8
Market value adjustment provision	—	(0.3)	—	0.9
Accrued interest	(3.6)	0.4	(9.4)	2.0
Stock option	—	2.6	—	5.3
Foreign exchange gain (loss), net	0.4	(4.6)	(2.9)	(16.1)
Residual value guarantee	(0.8)	(0.8)	(0.3)	(0.7)
Other	(2.9)	3.4	(2.3)	12.2
Changes in assets and liabilities:
Financial assets (2)	38.3	(36.7)	(131.3)	(7.2)
Accounts receivable and Collateralized	(4.5)	(54.6)	(61.4)	(111.1)
Customer and commercial financing	3.2	2.6	6.7	16.8
Inventories	99.2	(132.7)	43.6	(504.7)
Other assets	17.9	(7.1)	(17.4)	21.0
Non-recourse and recourse debt	(1.7)	(1.8)	(12.7)	(4.3)
Trade accounts payable	81.1	159.0	108.9	305.6
Contribution from suppliers	(7.4)	(5.0)	(13.2)	(11.9)
Advances from customers	(36.0)	0.1	22.7	105.8
Taxes and payroll charges payable	(7.7)	1.6	(29.5)	(7.9)
Financial guarantee	(5.8)	(8.4)	(7.7)	(23.7)
Provisions and contingencies	0.3	(8.4)	10.6	25.2
Unearned income	3.4	2.8	6.4	2.9

Net cash generated by operating activities	343.4	78.3	206.1	140.6

Investing activities
Proceeds from sale of property, plant and equipment	0.1	(0.1)	0.1	0.1
Additions to property, plant and equipment	(10.6)	(92.9)	(44.6)	(184.7)
Additions to intangible assets	(41.2)	(49.7)	(80.9)	(97.8)
Investments in held to maturity securities	(9.3)	1.4	(11.0)	2.7
Business acquisitions	—	(51.0)	—	(51.0)

Net cash used in investing activities	(61.0)	(192.3)	(136.4)	(330.7)

Financing activities
Repayment of borrowings	(431.6)	(422.9)	(651.1)	(810.8)
Proceeds from borrowings	133.3	594.2	163.9	1,034.9
Dividends and interest on own capital	(33.0)	(27.5)	(33.0)	(107.2)

Net cash (used in) generated by financing activities	(331.3)	143.8	(520.2)	116.9

Effects of exchange rate changes on cash	25.7	18.5	(26.7)	31.0

Decrease in cash and cash equivalents	(23.2)	48.4	(477.2)	(42.2)

Cash and cash equivalents at the beginning of the period	1,138.4	1,302.5	1,592.4	1,393.1

Cash and cash equivalents at the end of the period	1,115.2	1,350.9	1,115.2	1,350.9

(1)	Derived from unaudited financial information.
(2)	Include Unrealized (gain) on Finacial assets, 2Q10 (19.0), 2Q11 (10.1), 2H10 (37.8), 2H11 (28.5)

IFRS	EMBRAER - S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

ASSETS	(1) As of March 31, 2011	(1) As of June 30, 2011
Current assets
Cash and cash equivalents	1,302.5	1,350.9
Financial assets	716.2	775.3
Trade accounts receivable, net	404.0	466.3
Derivative financial instruments	6.8	6.7
Customer and commercial financing	9.1	8.8
Collateralized accounts receivable	11.9	11.9
Inventories	2,555.9	2,691.7
Other assets	270.3	282.3

	5,276.7	5,593.9

Non-current assets
Trade accounts receivable	0.6	0.5
Derivative financial instruments	13.5	15.7
Financial assets	50.9	49.2
Customer and commercial financing	47.2	45.0
Collateralized accounts receivable	531.6	529.7
Inventories	4.6	4.9
Other assets	244.8	265.7
Guarantee deposits	462.7	465.1
Deferred income tax	139.8	114.7
Property, plant and equipment	1,258.0	1,336.1
Intangible assets	729.7	832.0

	3,483.4	3,658.6

TOTAL ASSETS	8,760.1	9,252.5

(1)	Derived from audited annual financial statements.

IFRS	EMBRAER - S.A. CONDENSED CONSOLIDATED BALANCE SHEETS (in million of U.S. dollars)

LIABILITIES	(1) As of March 31, 2011	(1) As of June 30, 2011
Current liabilities
Trade accounts payable	906.5	1,036.5
Loans and financing	152.8	217.7
Non-recourse and recourse debt	113.2	114.2
Other payables	74.1	90.2
Contribution from suppliers	0.9	0.9
Advances from customers	873.0	869.5
Derivative financial instruments	0.7	1.1
Taxes and payroll charges payable	59.2	90.6
Income tax and social contribution	17.6	14.1
Other provisions	325.8	320.8
Provisions for contingencies	9.6	9.2
Dividends	23.5	42.0
Unearned income	137.0	142.2

	2,693.9	2,949.0

Non-current liabilities
Loans and financing	1,361.0	1,502.2
Non-recourse and recourse debt	354.6	351.8
Other payables	25.1	41.3
Contribution from suppliers	1.8	1.6
Advances from customers	223.9	237.5
Derivative financial instruments	1.7	1.0
Taxes and payroll charges payable	471.8	466.0
Deferred income tax and social contribution	—	7.3
Financial guarantee	204.3	195.2
Other provisions	67.1	77.7
Provisions for contingencies	72.9	82.4
Unearned income	84.4	82.0

	2,868.6	3,046.0

TOTAL LIABILITIES	5,562.5	5,995.0

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(183.7)	(183.7)
Revenue reserves	1,763.4	1,736.2
Share-based remuneration	2.7	5.3
Cumulative translation adjustments	17.8	21.2
Retained earnings	51.3	128.8
	3,089.5	3,145.8
Noncontrolling interest	108.1	111.7

Total company’s shareholders’ equity	3,197.6	3,257.5

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,760.1	9,252.5

(1)	Derived from audited annual financial statements.

INVESTOR RELATIONS

André Gaia,Caio Pinez, Cláudio Massuda, Juliana Villarinho, Luciano Froes and Paulo Ferreira.

Brazil (+55 12) 3927-4404, USA (1 954) 359-3492, investor.relations@embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q11 Results in IFRS on July 29, 2011. The conference call will also be broadcast live over the web at http://ri.embraer.com.br

IFRS

Time: 11:00 (SP) / 10:00 am (NY)

Telephones:

+1 888 700-0802 (North America)

+1 786 924-6977 (International)

+55 11 4688-6341(Brazil)

Code: Embraer

ABOUT EMBRAER

Embraer (Embraer S.A. - NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense and security business. The Company also provides after sales support and services to customers worldwide. On June 30, 2011, Embraer had a workforce of 17,194 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled US$ 15.8 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
	Name:	Cynthia Marcondes Ferreira Benedetto
	Title:	Executive Vice-President and Chief Financial Officer